UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of November, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                               Sequential
  Exhibit                   Description                        Page Number
  -------                   -----------                        -----------

    1.           Press release, dated November 11, 2003.          3






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MEDIA CONTACT:                               INVESTOR CONTACT:
Judyth Eichenholz                            Yaron Eldad
e-SIM Ltd.                                   e-SIM Ltd.
+1-888-742-9364                              +972-2-587-0770
judyth@e-sim.co.il                           yaron@e-sim.co.il
------------------                           -----------------

Margot Brown
Motorola, Inc.
+1 847 576-5245
Margot.Brown@motorola.com



               e-SIM FURTHER EXPANDS ITS MMI SOLUTION FOR WIRELESS
             Motorola's Internet Browser and MMS Client Now Bundled

Jerusalem, Israel, November 11, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man Machine Interface) solutions for wireless platform and device manufacturers, announced today that they have enhanced their MMI Solution with additional bundled applications namely, Motorola Global Software Group's
(GSG) Mobile Internet Browser (MIB) and MultiMedia Messaging System (MMS) client for mobile devices. With these applications now available, e-SIM augments its MMI Solution's comprehensiveness so that platform vendors, OEMs and ODMs can implement a full MMI with a one-time integration effort that leads to the smooth development of superior mobile devices.

e-SIM offers platform and device manufacturers an end-to-end MMI development solution that includes a complete reference design as well as RapidPLUS(TM) comprehensive development and customization tools with which MMI developers develop handsets' MMIs and automatically generate the C code to be embedded in the target device. Motorola GSG's Mobile Internet Browser is a multimode microbrowser that supports WAP, iMODE and xHTML. Its MMS client enables the delivery of a wide range of multimedia content and applications.

In addition to bundling Motorola's application with their MMI Solution, the agreement signed grants e-SIM the right to re-sell Motorola GSG's MMS client and its Mobile Internet Browser.

e-SIM's software is integrated with Motorola's application and provides the MMI layer for the MMS client and MIB. A clear separation between the MMI and the underlying applications enables complete freedom to change the MMI independently from the applications. This separation also ensures that changes to the handset's look and feel can be immediately and automatically applied to the MMI layer of the MMS client and the MIB, without having to alter the applications themselves, ensuring a uniform look and feel across the handset's MMI.

e-SIM and Motorola are planning to demonstrate the integrated solution at February 2004's 3GSM conference in Cannes.

Marc Belzberg, CEO of e-SIM Ltd. said that the distribution agreement between the companies "is part of e-SIM's policy to provide its customers with a complete, integrated, single-source MMI solution. The pre-integrated solution helps speed up MMI development time, enabling device manufacturers to bring advanced, feature-rich phones to market quickly. As part of our policy to provide the best available solutions to our customers, we are happy to team up with the leading developer of MMS clients and Mobile Browsers."


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Amreesh Modi, Vice President, Systems Solutions and Products Division of
Motorola GSG said, "With e-SIM, we expect to reach a wider customer base. Our mobile solutions include the latest features that mobile users demand, and together with e-SIM's MMI Solution provide device manufacturers a superior solution."


ABOUT E-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.

e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and automatically generating C code from them to be used in the actual product.


ABOUT MOTOROLA

Motorola, Inc. (NYSE:MOT) is a global leader in wireless, automotive and broadband communications. Sales in 2002 were $27.3 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important innovations that make things smarter and life better, honored traditions that began when the company was founded 75 years ago. For more information: www.motorola.com



Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        e-SIM LTD.


Date:  December 1, 2003                By   /s/ Yaron Eldad
                                           -------------------------------------
                                            Name:  Yaron Eldad
                                            Title: Chief Financial Officer
                                                   and Chief Operating Officer



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